Exhibit 99.4

INDEPENDENT AUDITOR’S REPORT

INDEPENDENT AUDITOR’S REPORT
ON FINANCIAL STATEMENTS
OF OAO ROSTELECOM

(Translation from Statutory Auditor’s Report expressed in the Russian Language)

To the shareholders and Board of Directors of OAO Rostelecom

DETAILS OF THE AUDITING FIRM

Name: ERNST & YOUNG LLC

Address: Russia 115035, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1

Certificate of an entry made to the Uniform State Register of Legal Entities Concerning a Legal Entity Registered Before July 1, 2002; date of the entry – December 5, 2002, series 77 No. 007367150, registered by the Moscow Registration Chamber State Institution at No. 108.877 on June 20, 2002, Main State Registration Number 1027739707203.

Audit License No. E002138, approved by Order No. 223 of the Russian Ministry of Finance dated September 30, 2002, for a term of five years, prolonged by the Order of the Russian Ministry of Finance No. 573 as of 17 September 2007 till 30 September 2012.

Membership of an accredited professional auditors’ association – ERNST & YOUNG LLC is a member of Non-profit Partnership «The Institute of Professional Accountants of Russia» («IPAR»).

DETAILS OF THE AUDITED ENTITY

Name: OAO Rostelecom

Address: Saint-Petersburg, Dostoyevskogo str., 15

Registration certificate No. 021.833, series B3-008630, registered by the Moscow Registration Chamber State Institution on September 23, 1993.

We have audited the accompanying financial statements of OAO Rostelecom for the period from 1 January through 31 December, 2007, which are comprised of the balance sheet and the statements of income, changes in the shareholders’ equity, cash flows, and the related appendix to the balance sheet and the explanatory notes to the financial statements, inclusive of sections 4, 6-12. The management of OAO Rostelecom is responsible for the compliance of accounting procedures, preparation and presentation of these financial statements. Our responsibility is to express an opinion on the fairness, in all material respects, of these statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation based on our audit.

We conducted our audit in accordance with the Federal Law on Auditing Activity, the Federal Rules (Standards) on Auditing, the Rules (Standards) for Auditing Activities, as approved by the Committee on Auditing Activity under the President of the Russian Federation, and International Standards on Auditing.

The audit was planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatements. The audit was performed on a selective basis and included an examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements concerning the financial and business operations of the audited entity; assessing the compliance with accounting principles and rules used in the preparation of financial statements, and significant estimates made by management of the audited entity; as well as the evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion on the fairness, in all material respects, of these financial statements and on compliance of accounting procedures insofar as they relate to the preparation of financial statements in accordance with the legislation of the Russian Federation.

In our opinion, the accounting procedures at OAO Rostelecom, insofar as they relate to the preparation of financial statements in 2007, complied with the requirements of Federal Law on Accounting No. 129-FZ of 21 November, 1996, in all material respects, and the aforementioned financial statements referred to above have been prepared in accordance with the aforementioned Law and present fairly, in all material respects, the financial position of OAO Rostelecom as of 31 December, 2007 and the results of its operations for the period from 1 January through 31 December, 2007 in accordance with regulations of the Russian Federation insofar as they relate to the preparation of financial statements.

The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than the Russian Federation. Accordingly, the accompanying financial statements are not designed for those who are not informed about accounting principles, procedures and practices in the Russian Federation.

March 31, 2008

Vadim Balashov, Partner

Executive in charge of audit

Alexander Grebeniuk, Partner

Auditor’s qualification certificate No. 004329 (general audit), issued on June 11, 2003, period of validity is unlimited

FINANCIAL STATEMENTS

OJSC Rostelecom

Annual Financial Statements for 2007

(the balance sheet and the profit & loss statement)

BALANCE SHEET

BALANCE SHEET			CODES
		OKUD Form No. 1	0710001
as of	December 31, 2007.	Date (year, month, day)	01.01.2008
Organization	OJSC Rostelecom	OKPO code	17514186
Taxpayer Identification Number	7707049388	TIN	7707049388
Type of Activity		OKPD	52300
Organizational and legal form/ form of ownership		OKOPF/ OKFS	47
Unit of measure	Thousand rubles	OKEI code	384
Address	15 Dostoevskogo st., St. Petersburg, 191002

ASSETS	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1	2	2a	2b	3	4
I. NON-CURRENT ASSETS
Intangible assets		110	110	16	15
including:
Patents, licenses, trademarks (service marks), other similar rights and assets		111		16	15
Organization expenses		112		X	X
Goodwill		113		X	X
Fixed assets:	6.1	120	120	21,177,699	22,534,639
including:
Land plots and natural resources		121		8,424	12,130
Buildings, plant and equipment		122		15,726,150	17,420,770
Construction in progress	6.1	130	130	5,925,281	6,362,044
Profitable investments in tangible assets:		135	135	—	—
including:
Property for leasing		136		—	—
Property provided for rent		137		—	—
Long-term financial investments:	6.2	140	140	7,809,082	13,935,806
including:
Investments		141		7,778,783	13,871,428
Other long-term financial investments		144		30,299	64,378
Deferred tax assets		145	145	—	—
Other non-current assets	6.3	150	150	3,642,996	4,205,608
TOTAL for Section I		190	190	38,555,074	47,038,112

ASSETS	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1	2	2a	2b	3	4
II. CURRENT ASSETS
Inventories		210	210	472,880	367,912
including:
Raw materials, consumables, and other assets	6.4	211	211	401,762	304,192
Work in progress costs (commercial costs)	6.4	213	213	—	—
Finished products and goods for resale	6.4	214	214	1,999	2,436
Shipped goods		215	215	—	—
Deferred expenses	6.3	216	216	69,119	61,284
Other reserves and expenses		217	217	—	—
Value-added tax on acquired assets		220	220	666,680	536,060
Accounts receivable (payment due more than 12 months after the reporting date):		230	230	14,381	28,043
including:
Buyers and customers		231	231	606	15,714
Bills of exchange receivable				—	—
Accounts receivable from subsidiaries and associates				—	—
Prepayments		232		13,633	12,313
Other debtors		233		142	16
Accounts receivable (payment due within 12 months after the reporting date):		240	240	10,403,693	10,293,061
including:
Buyers and customers	6.5	241	241	8,877,163	8,606,593
Bills of exchange receivable				—	—
Accounts receivable from subsidiaries and associates				—	—
Prepayments	6.6	242		428,177	361,782
Other debtors	6.6	243		1,098,353	1,324,686
Amounts owed by participants (founders) in respect of contributions to charter capital		244		X	x
Short-term financial investments	6.2	250	250	9,269,247	6,742,676
including:
Loans to organizations due within 12 months		251		—	—
Other short-term financial investments		253		9,269,247	6,742,676
Monetary assets:		260	260	1,075,990	3,097,371
including:
Cash		261		1,748	1,595
Banking accounts in rubles		262		983,576	2,993,232
Banking accounts in foreign currencies		263		87,048	100,294
Other monetary assets		264		3,618	2,250
Other current assets		270	270	205	169
TOTAL for Section II		290	290	21,903,076	21,065,292
BALANCE (sum of lines 190+290)		300	300	60,458,150	68,103,404

LIABILITIES	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1	2	2a	2b	3	4
III. CAPITAL AND RESERVES
Charter capital	6.9	410	410	2,429	2,429
Own shares redeemed from shareholders	6.10	440	411	—	—
Additional capital		420	420	8,935,595	8,020,318
Reserve capital:		430	430	364	364
including:
Statutory reserves		431	431	364	364
Reserves formed in accordance with foundation documents		432	432	—	—
Social fund		450		X	X
Undistributed profit of previous years		460		35,130,045	33,333,789
Uncovered losses of previous years		465		—	—
Undistributed profit of the reporting year		470	470	—	10,311,476
Uncovered losses of the reporting year		475		—	—
TOTAL for Section III		490	490	44,068,433	51,668,376
IV. LONG-TERM LIABILITIES Loans and credits	6.13	510	510	4,711,212	4,044,280
including:
Bank credits repayable more than 12 months after the reporting date		511		2,400,194	1,733,262
Loans repayable more than 12 months after the reporting date		512		2,311,018	2,311,018
Deferred tax liabilities	6.14	515	515	964,685	2,377,908
Other long-term liabilities	6.15	520	520	496,622	58,898
TOTAL for Section IV		590	590	6,172,519	6,481,086
V. SHORT-TERM LIABILITIES Loans and credits	6.16	610	610	580,814	515,903
including:
Bank credits repayable within 12 months of the reporting date		611		580,415	515,504
Loans repayable within 12 months of the reporting date		612		399	399
Accounts payable		620	620	7,721,109	7,309,598
including:
Suppliers and contractors		621	621	6,153,189	5,288,957
Bills of exchange payable				—	—
Accounts payable to subsidiaries and associates				—	—
Receipts in advance		622	622	701,077	673,302
Amounts owed to employees		623	623	484	739
Amounts owed to state extrabudgetary fund		624	624	44,612	62,210
Amounts owed to the budget	6.16.1	625	625	231,195	169,911
Other creditors	6.16.2	626	626	590,552	1,114,479
Income payable to participants (founders)		630	630	67,459	74,896
Deferred income	6.17	640	640	139,715	107,074
Provisions for expenses	6.18	650	650	1,708,101	1,946,471
Other short-term liabilities		660	660	—	—
TOTAL for Section V		690	690	10,217,198	9,953,942
BALANCE (sum of lines 490 + 590 + 690)		700	700	60,458,150	68,103,404

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Note	Line code	Indexcode	At the beginning of the reporting period	At the end of the reporting period
1	2	2a	2b	4	4
Rented fixed assets		910	910	171,767	2,343,043
including leased assets		911	911	—	—
Valuables in custody		920	920	1,098,288	1,476,895
Materials accepted for processing		921	—	—	—
Equipment accepted for assembly		922	—	—	—
Consigned goods		930	930	427	559
Bad debts written off as losses		940	940	1,879,588	2,090,397
Received collateral for obligations and payments	6.19	950	950	1,997,863	1,295,450
Issued collateral for obligations and payments	6.19	960	960	3,371,661	2,122,786
Depreciation of housing		970	970	49,144	41,711
Depreciation of amenities and similar facilities		980	980	—	—
Strict accountability forms		990	990	269	687
Fixed assets provided for lease		991		—	—
Implements and economic accessories		992		205,482	215,295
Pre-paid telecommunication cards		993		—	—
Intangible assets received for use		994		—	—

General Director s&s Konstantin Yu. Solodukhin	Chief Accountant s&s Roman A. Frolov

March 31, 2008

STATEMENT OF INCOME

STATEMENT OF INCOME			CODES

		OKUD Form No.2	0710002
for	2007	Date (year, month, day)	01.01.2008
Organization	OJSC Rostelecom	OKPO code	17514186
Taxpayer Identification Number	7707049388	TIN	7707049388
Type of Activity		OKPD	52300
Organizational and legal form/ form of ownership		OKOPF/ OKFS	47
Unit of measure	Thousand rubles	OKEI code	384

Item	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1	2	2a	2b	3	4
I. Income and expenses for core activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payment)	7.1	010	010	62,588,163	60,033,112
including Sale of telecommunication services		011		62,010,053	59,481,378
Cost price of goods, products, work, and service sold	7.2	020	020	(54,510,957)	(52,246,952)
including telecommunication services		021		(53,905,844)	(51,674,971)
Gross profit		029	029	8,077,206	7,786,160
Trading costs		030		X	X
Management costs		040		X	X
Operating profit		050	050	8,077,206	7,786,160
II. Other income and expenses
Interest receivable	7.3.1	060	060	903,717	881,806
Interest payable	7.3.2	070	070	(237,736)	(267,322)
Income from participation in other organizations	7.3.1	080	080	11,270	96,763
Other operating income	7.3.1	090	090	11,197,318	22,552,271
Other operating expenses	7.3.2	100	100	(7,357,532)	(21,154,637)
Profit (loss) before taxes		140	140	12,594,243	9,895,041
Profit tax	7.4	150	150	(1,757,116)	(2,372,101)
Income (expenses) for deferred tax assets (liabilities)	7.4	151	142	(1,413,223)	(337,801)
Net profit		160		9,423,904	7,185,139
FOR INFORMATION
Permanent tax obligations	7.4	191	200	147,721	334,754
Basic income (loss) per share	7.5	192		11.6393	8.8742
Diluted income (loss) per share	7.5	193		11.6393	8.8742

INDIVIDUAL INCOME AND EXPENSE ITEMS

	Line	For the reporting period		For the same period of the preceding year
Item	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	106,984	964	44,068	719
Accumulated income (loss)	220	124,184	—	41,886	—
Compensation for losses caused by nonperformance or undue performance of obligations	230	3,222	266	7,510	183
Exchange-rate differences in foreign-exchange operations	240	39,647	—	172,979	—
Provision expenses	250	8,221	1,104,280	10,063	202,847
Write-off of receivables and payables upon expiration of limitation period	260	3,372	—	248	—

General Director s&s Konstantin Yu. Solodukhin	Chief Accountant s&s Roman A. Frolov

March 31, 2008

RESOLUTION OF THE AUDIT COMMITTEE

THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF OJSC ROSTELECOM

RESOLUTION

EXTRACT FROM THE MINUTES NO.11 OF

THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

OJSC ROSTELECOM

Date of meeting: April 21, 2008.

Location: room 702, 14, 1st Tverskaya-Yamskaya St., Moscow.

Date of signing: April 22, 2008.

Chairman of the Committee: Valery V. Degtyarev.

Corporate Secretary: Pavel A. Nezhutin.

2 from 3 members of the Committee participated in the meeting: Ye.O. Vasilyeva, V.V. Degtyarev.

1 from 3 members of the Committee submitted written opinion: Ye.I. Logovinsky (as financial expert).

Elena P. Selvich attended the meeting as Observer of the Committee.

The quorum required for the meeting was present.

CONSIDERED ITEM No.1 OF THE AGENDA:

Consideration of the report of the Company’s auditor Ernst & Young LLC on OJSC Rostelecom 2007 financial statements.

AUDIT COMMITTEE RESOLVED:

To take into account the report of the Company’s auditor Ernst & Young LLC on OJSC Rostelecom 2007 financial statements.

VOTING RESULTS ON ITEM No.1 OF THE AGENDA:

«For»	«Against»	«Abstain»
3 votes	No	No

Chairman of the Committee Valery V. Degtyarev.

EXTRACT FROM THE MINUTES IS CORRECT

Corporate Secretary

/s&s/

Pavel A. Nezhutin

April 22, 2008.

RESOLUTION OF THE AUDIT COMMISSION

ON 2007 FINANCIAL STATEMENTS OF
OJSC ROSTELECOM

Moscow	April 22, 2008

The following members of the Audit Commission of OJSC Rostelecom were elected by the General Shareholders’ Meeting on June 16, 2007:

Chairman of the Audit Commission	O.G. Koroleva;

Members of the Audit Commission	N.Yu. Belyakova; Ye.S. Yerofteeva; G.I. Kovalenko; K.V. Frolov.

Acting within the authority defined by the Federal Law On Joint Stock Companies, the Charter of OJSC Rostelecom and the Regulation on the Audit Commission of OJSC Rostelecom, the Audit Commission reviewed the Company’s financial and operating performance for the 2007 fiscal year.

The review of the Company’s annual financial statements for the fiscal year starting from January 1 till December 31, 2007, was carried out within the period starting from February 25 till March 25, 2008, in accordance with the decision of Rostelecom’s Audit Commission (Minutes No.4 dated January 25, 2008).

The review based on the documents, accounting and taxation records, registers and clarifications provided by the Company’s management was aimed at examination that the Company accurately reflects business activities in its financial (accounting) statements, examination of the Company’s accounting principles and methods, as well as of the rules for preparation of financial (accounting) statements and the annual report.

The Audit Commission used test-check methods to review the Company’s transactions within the framework of the financial and operating activities.

Information on the Company

Company’s Full Name: Open Joint Stock Company for Long-Distance and International Telecommunications “Rostelecom”.

Legal Address: 15 Dostoevskogo St., Saint-Petersburg, 191002 (the Company’s collective executive body – Management  Board is located at this address).

Sole Executive Authority Location: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047.

Executives responsible for the Company’s book-keeping and preparation of accounting statements during the reviewed period were:

•                  General Director – Dmitry Ye. Yerokhin (till November 4, 2007), Konstantin Yu. Solodukhin (appointed on December 29,2007).

•                  Chief Accountant –Roman A. Frolov.

The supreme governing authority of the Company is the General Shareholders’ Meeting. During the periods between the General Shareholders’ Meetings the Company is run by the Board of Directors headed by the Chairman. The collective executive authority of OJSC Rostelecom is the Management Board.

Company’s Key Performance Indicators in 2007

The Company’s 2007 performance shows the following indicators characterizing its operating activity and financial standing:

Indicator		Unit	2007	2006	Change %
1.	Revenues from sales of goods, works, services	mln. rubles.	62,588	60,033	4.26
2.	including revenues from telecommunications services	mln. rubles	62,010	59,481	4.25
3.	Cost of goods, works, services sold	mln. rubles	54,511	52,247	4.33
4.	including cost of telecommunications services	mln. rubles	53,906	51,675	4.32
5.	Operating profit	mln. rubles	8,077	7,786	3.74
6.	Profit before taxes	mln. rubles	12,594	9,895	27.28
7.	Net profit	mln. rubles	9,424	7,185	31.16
8.	OIBDA	mln. rubles	11,957	11,045	8.26
9.	Operating margin	%	12.91	12.97	-0.06	*
10.	Return on sales	%	14.82	14.90	-0.08	*
11.	Cost of 100 ruble earnings	rubles	87.09	87.03	+0.06
12.	OIBDA margin	%	19.1	18.40	3.80	*
13.	Revenue per employee	thousand rubles	2,888.7	2,668.6	8.25
14.	Financial independence coefficient	—	0.77	0.73	5.48
15.	Long-term borrowed funds coefficient	—	0.11	0.12	8.33
16.	Quick ratio	—	2.57	2.50	2.80
17.	Current ratio	—	2.69	2.64	1.89
18.	Working capital to current assets	—	0.63	0.62	1.61
19.	Average repayment period for accounts receivable	days	59.5	49.95	19.12
20.	Repayment period for accounts payable	days	49.6	48.14	3.03
21.	ROE (calculated using net profit)%		19.69	17.12	1.15	*

* – relative departure

Accounting Statements

The Company’s accounting principles meet the requirements of relevant regulatory acts of the Russian Federation and are based on the Accounting Policy approved by the General Director’s Resolution No.473 as of December 29, 2006.

Accounting statements for 2007 were prepared in accordance with the Federal Law On Accounting and include balance sheet, profit and loss statement, appendices thereto, and an explanatory note. Accounting statements were prepared on the basis of duly formalized reports submitted by the Company’s branches.

During the review the Audit Commission did not detect any material violation of law of the Russian Federation or any material misrepresentations of financial and operating activities.

The Company’s accounting statements accurately and fully represent its financial and operating activities and results of operations required by management to run business day-to-day, as well as by investors, creditors, government bodies, and other stakeholders.

Material Business Facts

Rostelecom’s Corporate Governance Code, Code of Ethics and Declaration of Corporate Governance Principles approved by the Board of Directors set the corporate governance principles of the Company. On December 27,2007 the Board of Directors approved new versions of the Corporate Governance Code and Code of Ethics prepared by the Company according to the requirements and recommendations of the New York Stock Exchange, the U.S. Securities and Exchange Commission and the recommendations of the Federal Commission for the Securities Market (FCSM).

The Company follows general rules set in these documents on the basis of their provisions, applicable legislation, including bylaws, as well as the Company’s Charter and internal documents, such as Regulations on the General Shareholders Meeting, Regulations on the Board of Directors, Regulations on the Management Board, regulations on committees of the Board of Directors, Information Disclosure Policy, Dividend Policy, Insider Trading Policy, Regulations on internal controls over financial reporting.

Effective operation of the Company’s governing bodies provides for normal development of the Company and guarantees its shareholders’ interests. The Company has the Board of Directors and its committees, including Nominations and Remuneration Committee, Corporate Governance Committee, Strategic Planning Committee, Audit Committee headed by independent and non-executive directors; duly appointed Corporate Secretary and approved internal documents regulating their activities.

During the review the Audit Commission did not detect any material violation of the rules set in the codes, applicable legislation, the Charter and other internal documents.

On November 4, 2007, Dmitry Yerokhin’s term as General Director of the Company expired (appointed by the Board of Directors, decision dated November 2, 2005, for the term from November 4, 2005 till November 4, 2007). On December 27, 2007, the Board of Directors appointed Konstantin Yu. Solodukhin as General Director of the Company for the term from January 14, 2008 till January 13, 2010 and approved material conditions of his labour contract.

The Company’s Management Board consisting of 13 members has been formed by the Board of Directors in accordance with Article 23.3.9 of the Charter for the term till June 30, 2007 (Minutes No.2 dated June 29, 2007).

By resolution of the Company’s Board of Directors, term of office of the following members of Management Board were terminated: Stanislav P. Avdiyants, Yury A. Bilibin (on December 20, 2006), Konstantin V. Belyaev (on July 1, 2006), Igor A. Kalugin (on March 10, 2006), Alexander A. Lutsky (on February 14, 2006), Dmitry V. Sigalov (on July 1, 2006). Resolutions on issues within the competence of the Management Board’ were adopted in compliance with the Charter and the Regulations on the Management Board of OJSC Rostelecom.

In 2007, the Company did not enter into any major transactions under the Federal Law On Joint-Stock Companies. All material transactions were concluded by the Company in accordance with the procedures set by applicable laws.

Disclosure of information in the form of reports on material facts were made in compliance with the Regulations on the Information Disclosure by Issuers of Securities approved by the order No.05-5/pz-n dated March 16, 2005, of the Federal Service for Financial Markets Service of the Russian Federation. No violations of such procedures were detected.

Lists of affiliated persons of the Company and changes to the list were prepared in compliance with applicable laws and regulations and posted on the Company’s web-site on a quarterly basis.

Internal Control System

The Audit Committee of the Board of Directors was operating pursuant to the Company’s Charter, Corporate Governance Code and Regulation on the Audit Committee of the Board of Directors. The Audit Committee exercises internal controls functions by way of preliminary reviewing of issues and preparing recommendations for the Board of Directors concerning financial statements, external independent audit, internal audit, internal controls procedures, as well as risks related to complexity of the disclosed information.

The Internal Audit Department was created and checks effectiveness of internal controls procedures in accordance with respective regulations. Results of the checks were submitted to the Audit Committee on a quarterly basis.

Conclusion

Upon results of the review of the Company’s financial and operating activities, the Audit Commission has concluded that:

•           resolutions on issues relating to financial and operating activities adopted in 2007 by the Management Board and the Board of Directors were in compliance with the applicable laws, regulations and the Charter of the Company;

•           2007 accounting statements accurately and fully reflect the financial position and the results of financial and operating activities of the Company for the period from January 1 to December 31, 2007;

•           the Company’s 2007 annual report contains all relevant material information required to be disclosed by the applicable laws and regulations.

Chairman of the Audit Commission	/signed/	O.G. Koroleva

Members of the Audit Commission:	/signed/	N.Yu. Belyakova

	/signed/	Ye.S. Yerofteeva

	/signed/	G.I. Kovalenko

Secretary of the Audit Commission:	/signed/	K.V. Frolov